UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                           (Amendment No.      N/A       )*
                                          ______________


                              THE NEW YORK TIMES COMPANY
           ________________________________________________________________
                                   (Name of Issuer)


                                Class A Common Stock
           ________________________________________________________________
                            (Title of Class of Securities)


                                      650111107
                            _____________________________
                                    (CUSIP Number)


         Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
         and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 6 Pages

                                          13G


        CUSIP No. 650111107                                  Page 2 of 6 Pages
                  -----------

        1.   NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Robert A. Lawrence   ###-##-####

                                                               (a)   /   /
        2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (b)   / x /

        3.   SEC USE ONLY

        4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States



                      5.   SOLE VOTING POWER

                           18,000

         NUMBER OF    6.   SHARED VOTING POWER
          SHARES
        BENEFICIALLY       6,608,787
         OWNED BY
           EACH       7.   SOLE DISPOSITIVE POWER
         REPORTING
          PERSON           18,000
           WITH

                      8.   SHARED DISPOSITIVE POWER

                           6,608,787

        9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                           6,626,787


        10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                         /   /


        11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           6.2%


        12.  TYPE OF REPORTING PERSON*

                 IN



                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Item   1(a)    Name of Issuer:
                                 The New York Times Company

                 2(b)    Address of Issuer's Principal Executive Offices:
                                 229 West 43rd Street
                                 New York, NY  10036

          Item 2(a)      Name of Person Filing:
                                 Robert A. Lawrence

                 2(b)    Address of Principal Business Office, or if none,
                         Residence:
                                 50 Congress Street
                                 Boston, MA  02109

                 2(c)    Citizenship:
                                 United States of America

                 2(d)    Title of Class of Securities:
                                 Class A Common Stock, $.10 par value

                 2(e)    CUSIP Number:
                                 650111107

          Item 3         If this statement is filed pursuant to
                         Rules 13d-1(b) or 13d-2(b):
                                 Not applicable

          Item 4(a)      Amount beneficially owned:
                                 6,626,787 shares1

          --------------------

               1 Mr. Lawrence is one of the three trustees under the will (the "Jordan Will") of the late Eben D. Jordan, who died in 1895. The other trustees are William O. Taylor and Roland D. Grimm. As of December 31, 1993, there were six sub-trusts under the Jordan Will for the benefit of the issue of the testator, all of which will terminate in 1996. In one sub-trust there were 2,213,256 shares of Class A Common Stock. The sole income beneficiary is Dorothy R. Kidder. In the second sub-trust there were 1,009,506 shares of Class A Common Stock. The income beneficiary of the second sub-trust is Jeremy Clay. In the third sub-trust there were 1,009,507 shares of Class A Common Stock. The income beneficiary of the third sub-trust is Bridget Symonds. In each of the fourth and fifth trusts there were 81,631 shares of Class A Common Stock. The income beneficiaries of the fourth and fifth trusts are Lucilla Clay and Peter Clay, respectively. In the sixth trust there were 2,213,256 shares of Class A Common Stock. There are seven income beneficiaries of this sub-trust, no one of whom is entitled to more than 1/6th of the income of


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




                 4(b)    Percent of Class:  6.2%

                 4(c)    Number of shares as to which such person has:

                          (i)    Sole power to vote or to direct the vote:
                                             18,000 shares

                          (ii)   Shared power to vote or to direct the
                                 vote:
                                              6,608,787 shares2

                          (iii) Sole power to dispose or to direct the disposition of:
                                             18,000 shares

                          (iv) Shared power to dispose or to direct the disposition of:
                                              6,608,787 shares2

          Item 5 Ownership of Five Percent or less of a Class:
                                 Not Applicable

          Item 6 Ownership of more than Five Percent on behalf of another person:
                                 See response to Item 4(c) and notes
                                 thereto.

          Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the parent holding company:
                                 Not Applicable

          --------------------

          the trust. All figures set forth in this paragraph are as of December 31, 1993.

                 Ownership of all of the shares of the issuer held in the foregoing six sub-trusts is in a single voting trust, the Jordan Voting Trust, which terminates in 1996. Mr. Lawrence, Mr. Grimm and Mr. Taylor are the voting trustees under the Jordan Voting Trust and share all voting rights with respect to the shares held in the Voting Trust. Dispositive power with respect to such shares is shared by the same three persons as trustees under the Jordan Will. Voting trust units have been issued by the Jordan Voting Trust to the trustees under the Jordan Will for the benefit of each of the six individual or group beneficiaries under the Jordan Will referred to above, in an amount equivalent to the respective number of shares of the issuer formerly held in such individual's or group's sub-trust under the Jordan Will.

               2  Reflects total holdings of Jordan Trust.


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




          Item 8 Identification and Classification of members of the group:
                                 Not Applicable

          Item 9 Notice of dissolution of group:
                                 Not Applicable

          Item 10        Certification:
                                 Not Applicable

















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







              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information is true, complete and correct.


          January 25, 1994




                                     /s/ Robert A. Lawrence
                                     ------------------------------
                                     Robert A. Lawrence

















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